Via Facsimile and U.S. Mail
Mail Stop 4720

May 28, 2010

Jinling Qin
Acting Chief Financial Officer
Sinovac Biotech Ltd.
No. 39 Shangdi Xi Road
Haidian District, Beijing 100085
People's Republic of China

Re: Sinovac Biotech Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2009
File Number: 001-32371

Dear Ms. Qin:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where our comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Information on the Company
Research and Development, page 32

1. We note the collaboration you have entered into with the National Institute for Viral Disease Control and Prevention, Chinese Center for Disease Control and Prevention, China CDC. Please file the co-development agreement you entered into in December 2004 as an exhibit to your annual report or, if you believe it is not material and should not be filed, please provide us with the basis of this belief.

Suppliers, page 34

2. Please file your agreement with Beijing Temple of Heaven as an exhibit to your annual report. If you believe this agreement is not material and should not be filed, please provide us with the basis of this belief.

Collaborations, page 35

3. Please identify the counterparty of the technology transfer agreement you entered into in March 2009 and provide a range of the royalty payments based on net sales, e.g. "single-digits," "teens," "twenties," etc. You should also file this agreement as an exhibit to your annual report. If you believe this agreement is not material and should not be filed, please provide us with the basis of this belief.

Item 5. Operating and Financial Review and Prospects
Critical Accounting Policies and Estimates
Revenue Recognition, page 43

4. Please disclose the specific terms of the "limited right of return" that you provide to customers and the amount of your reserve for product returns for each period presented.

Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
(j) Income Taxes, page F-15

5. Please revise to disclose your accounting policy for presenting VAT collected from customers on the income statement. If amounts are presented on a gross basis, disclose the percentage of the VAT applied to product sales and the amounts of VAT for each period presented. Refer to FASB ASC 605-45-50.

 (k) Revenue Recognition, page F-16

6. You disclose that deferred revenue includes amounts received from the Chinese government for the stockpiling of vaccines. Please revise your disclosure to clarify your accounting policy for vaccine stockpiles and provide the disclosures contained in Section IV of Release 33-8642 issued in December 2005.

*   *   *   *

        Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or and Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant